Contact

www.linkedin.com/in/cassie-abel-5853787 (LinkedIn)

Top Skills

Sponsorship

Excel

Strategic Planning

Publications

10 Things You'll Only Understand if You've Been to Sun Valley

Cassie Abel

Founder & CEO, Wild Rye (B Corp) | Bold, values-driven brand builder at the intersection of product, purpose, and profit
Ketchum, Idaho, United States

Summary

Wild Rye is raising a community round. Interested in becoming a co-owner? Learn more here: wefunder.com/wild.ryeI'm the founder and CEO of Wild Rye, a women-led, B-Corp–certified outdoor apparel brand based in Sun Valley, Idaho. I started Wild Rye in 2016 with a simple belief: women deserve technical, beautiful gear designed specifically for how we move in the mountains—and an outdoor industry that better reflects the people it serves.Since launching, we've grown Wild Rye from a scrappy startup into a multi-channel brand carried by 300+ specialty retailers, with strong DTC growth and a rapidly expanding outerwear business. We sit at the intersection of performance and style, serving women who ski, ride, bike, hike, and adventure on and off the mountain.I build companies boldly and without hedging my values. I believe business has both power and responsibility, and I'm willing to use my voice—even when it's uncomfortable. That means standing up for reproductive healthcare rights, public lands in public hands, and a global economy rooted in fairness and reason. Humanity over party. Long-term impact over short-term convenience.I'm also the founder of Women-Led Wednesday, an initiative created to elevate and amplify women-led brands that has grown into a community of 900+ women-founded companies built on collaboration and collective momentum.In 2023, I was honored to be named Emerging Leader of the Year by the outdoor industry and in 2025 was honored by the RockFight Podcast as the Outdoor Industry's executive of the year. Before founding Wild Rye, I was a lifelong athlete—an All-American lacrosse player and National Offensive Player of the Year—which shaped my approach to leadership, resilience, and performance under pressure.Building Wild Rye has meant navigating supply-chain complexity, tariffs, wholesale volatility, and fundraising in uncertain markets. Through it all, I've stayed focused on exceptional product, meaningful community, and building a durable business that reflects values in action—not just words.Outside of work, I'm mountain biking, skiing, and spending as much time as possible under open

skies. I'm a natural connector who believes some of the best ideas, partnerships, and change happen when people come together with shared intent.Always open to connecting with founders, investors, retailers, and advocates who believe business can be both bold and humane.

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Experience

Wild Rye
Founder & CEO
August 2015 - Present (10 years 9 months)
Ketchum, ID

Wild Rye is redefining the outdoor industry for women. unlocking a massive, underserved market with a purpose-driven brand that's proven to grow with capital efficiency and impact.

Beautifully designed technical apparel to empower women in the outdoors and beyond. Apparel that fits, performs at the highest levels, and inspires confidence. We craft apparel exclusively for women's bodies rather than adapting it from a men's form. Our style-forward looks are runway-inspired. High durability and performance are offered via sustainable materials. Play Wild. More: Wild-Rye.com. Proudly B Corp and Climate Neutral certified and supporters of 1% for the Planet and Planned Parenthood.

Women-Led Wednesday
Creator
November 2018 - Present (7 years 6 months)

Women-Led Wednesday is a purpose-driven, annual shopping holiday. Similar to Small Business Saturday, WLW aims support a very specific business leader: Women! Women-Led Wednesday is designed empower women at the top through collective purchasing power and shining the spotlight on female-led brands.

Why is this important? Women are currently 50.8% of the population and 52% of the professional-level work force in the US, but only 25% of executives and senior management officials, 20% of board seats, and 6% of CEOs among S&P 500 companies. To put it even more poignantly, as of 2015 there were more CEOs name John than women of any name running S&P 1500 companies, according to a study published by the New York Times. Furthermore, according to a gender study conducted by Morgan Stanley,

"More gender diversity, particularly in corporate settings, can translate to increased productivity, greater innovation, better decision-making, and higher employee retention and satisfaction."

Women-Led Wednesday seeks to change this through our collective purchasing power and shining a spotlight on women-led brands.

Tory Burch Foundation Entrepreneur
Fellow
June 2020 - June 2021 (1 year 1 month)

Visit Sun Valley
Board Member - Emerging Markets
March 2018 - June 2021 (3 years 4 months)
Sun Valley, ID

White Cloud Communication
Owner and Director
June 2015 - March 2021 (5 years 10 months)
Ketchum, ID

Active lifestyle, outdoor and adventure-based communication and marketing consulting services.

White Cloud Communication is a boutique communication and marketing firm that is dedicated to delivering world-class communication and marketing strategy. With a passion for life under the open sky, White Cloud Communication is able to spark individual conversation or deliver messages to the masses with an authentic voice. I strive to connect people with the places and things that enhance lasting experiences.

Current & Past Clients Include : Black Crows, Howler Brothers, Wild Rye, Mons Royale, Hest, Awayco, Ski.com, Pladra, Chums, Beyond Coastal, SKIDA, Elan Skis, Zenergy Health Club & Spa, Dynafit, Salewa, Pomona, Wild Country

Smith Sport Optics
Communications Manager
July 2012 - June 2015 (3 years)
Ketchum, ID

Overview: I oversee and develop SMITH global PR strategy and North American ad buy across all products and channels: Ski, Snowboard, Bike, Fish, Surf, Outdoor, Mainstream. Manage product, content and campaign launch plans, timelines and assets. Contact me for complete details.

Grand Targhee Resort
Marketing Manager
August 2011 - July 2012 (1 year)
Alta, WY

GMR Marketing
Account Executive - Visa Account Team
October 2008 - July 2011 (2 years 10 months)

Fine Wine & Food Sponsorship and Event Marketing

UC Berkeley
Assistant Varsity Lacrosse Coach
August 2007 - September 2008 (1 year 2 months)
Berkeley, CA

Kroenke Sports Enterprises
Marketing and Events
January 2007 - August 2007 (8 months)

Green Manning & Bunch
Investment Banking Analyst
December 2005 - January 2007 (1 year 2 months)

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Education

Colorado College
BA, Economics, Spanish · (2001 - 2005)

Lakeside School
Middle & High School · (1995 - 2001)